# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Golden Heaven Group Holdings Ltd., CIK 0001928340
CUSIP: G3959D125
Title of class of securities: Class A ordinary shares, par value US$0.005 per share
Address of issuer's principal executive offices: No. 8 Banhouhaichuan Rd, Xiqin Town, Yanping District, Nanping City, Fujian Province, China (F4), 353001
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002011073

## Reporting persons
- LEUNG Tan: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); sole voting power 6,000,000; shared voting power 0; sole dispositive power 6,000,000; shared dispositive power 0; aggregate amount beneficially owned 6,000,000 (15.66% of the class)
  Comment: * Represents (i) 2,000,000 Class A ordinary shares held through HONG KONG GREATER POWER VENTURES LIMITED, and (ii) 4,000,000 Class A ordinary shares issuable to HONG KONG GREATER POWER VENTURES LIMITED upon exercise of warrants within 60 days after December 31, 2024. HONG KONG GREATER POWER VENTURES LIMITED is 100% owned by LEUNG Tan.
  
  ** The percentage is calculated based on 34,323,604 Class A ordinary shares of the issuer, issued and outstanding as of December 31, 2024. In computing the percentage ownership of the reporting persons, we have included shares that the reporting persons have the right to acquire within 60 days after December 31, 2024, including through the exercise of any option, warrant or other right or the conversion of any other security.
- HONG KONG GREATER POWER VENTURES LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); sole voting power 6,000,000; shared voting power 0; sole dispositive power 6,000,000; shared dispositive power 0; aggregate amount beneficially owned 6,000,000 (15.66% of the class)
  Comment: * Represents (i) 2,000,000 Class A ordinary shares held by HONG KONG GREATER POWER VENTURES LIMITED, and (ii) 4,000,000 Class A ordinary shares issuable to HONG KONG GREATER POWER VENTURES LIMITED upon exercise of warrants within 60 days after December 31, 2024.
  
  ** The percentage is calculated based on 34,323,604 Class A ordinary shares of the issuer, issued and outstanding as of December 31, 2024. In computing the percentage ownership of the reporting persons, we have included shares that the reporting persons have the right to acquire within 60 days after December 31, 2024, including through the exercise of any option, warrant or other right or the conversion of any other security.

## Item 1. Issuer
Name of issuer: Golden Heaven Group Holdings Ltd.
Address of issuer's principal executive offices: No. 8 Banhouhaichuan Rd, Xiqin Town, Yanping District, Nanping City, Fujian Province, China 353001

## Item 2. Person Filing
Name of person filing:
LEUNG Tan

HONG KONG GREATER POWER VENTURES LIMITED
Address of principal business office or, if none, residence:
Address of LEUNG Tan: Room 1508, Beverly House, 93-107 Lockhart Road, Wanchai, Hong Kong

Business address of HONG KONG GREATER POWER VENTURES LIMITED: Room 1508, Beverly House, 93-107 Lockhart Road, Wanchai, Hong Kong.
Citizenship:
LEUNG Tan: Hong Kong

HONG KONG GREATER POWER VENTURES LIMITED: Hong Kong

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
99.1 - Joint Filing Agreement

## Signatures
- LEUNG Tan: /s/ LEUNG Tan, LEUNG Tan (02/14/2025)
- HONG KONG GREATER POWER VENTURES LIMITED: /s/ LEUNG Tan, LEUNG Tan/Director (02/14/2025)